SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: March 4, 2005	By:	/s/ Doug Ball, CFO Doug Ball, CFO Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Reports Highlights and Financial Results for 2004

Calgary, AB, March 4, 2005 — Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today reported its financial results for the year ended December 31, 2004.

Selected Highlights:

•	Expanded the clinical program to the United Kingdom with the approval and commencement of a Phase I systemic administration trial;
•	Received approval in February 2005 to commence a Phase I study examining the use of REOLYSIN® in combination with radiation therapy in the U.K.;
•	Received clearance in February 2005 to commence a Phase I/II study examining the use of REOLYSIN® in patients with recurrent malignant gliomas (brain cancers) in the U.S.;
•	Reported final results from the T2 prostate cancer clinical trial;
•	Successfully transferred the manufacturing process to a supplier located in the U.K.;
•	Expanded the intellectual property base with the issue of three U.S. patents, including patents covering manufacturing technology and other cellular proliferative diseases; and,
•	Raised net proceeds of $23.5 million to expand and accelerate the clinical trial program.

“During 2004, Oncolytics advanced the development of REOLYSIN® in a number of important areas,” said Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. “We made progress in expanding our clinical trial program internationally, particularly in the United Kingdom, adding to our intellectual property portfolio and strengthening our financial resources to support our expanding clinical program.”

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2004	2003
	$	$
ASSETS
Current
Cash and cash equivalents	12,408,516	2,641,127
Short-term investments	21,510,707	18,111,608
Accounts receivable	47,767	64,224
Prepaid expenses	250,365	156,837

	34,217,355	20,973,796

Capital assets	5,259,286	4,965,379

Investments	12,000	111,425

	39,488,641	26,050,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	949,258	884,928

Alberta Heritage Foundation loan	150,000	150,000

Commitments and contingency

Shareholders’ equity
Share capital
Authorized: unlimited
Issued: 31,915,496 (2003 — 27,208,262)	66,643,325	44,712,589
Warrants	3,347,630	1,598,250
Contributed surplus	6,349,139	3,699,425
Deficit	(37,950,711)	(24,994,592)

	38,389,383	25,015,672

	39,488,641	26,050,600

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2004	2003	2002	2004
	$	$	$	$
Revenue
Rights revenue	—	—	—	310,000
Interest income	699,757	313,305	208,867	2,785,740

	699,757	313,305	208,867	3,095,740

Expenses
Research and development	7,107,998	2,818,962	4,251,025	23,526,528
Operating	2,803,669	2,449,478	2,102,870	10,005,794
Stock based compensation	2,668,570	996,707	32,718	3,697,995
Foreign exchange loss (gain)	358,068	2,881	(598)	359,970
Amortization	751,756	663,524	574,237	2,661,846

	13,690,061	6,931,552	6,960,252	40,252,133

Loss before the following:	12,990,304	6,618,247	6,751,385	37,156,393

Gain on sale of BCY LifeSciences Inc.	(34,185)	(264,453)	—	(298,638)

Loss on sale of Transition Therapeutics Inc.	—	2,156,685	—	2,156,685

Loss before taxes	12,956,119	8,510,479	6,751,385	39,014,440

Capital tax (recovery)	—	33,552	(12,281)	51,271

Future income tax recovery	—	—	(647,618)	(1,115,000)

Net loss for the period	12,956,119	8,544,031	6,091,486	37,950,711

Deficit, beginning of period	24,994,592	16,450,561	10,359,075	—

Deficit, end of period	37,950,711	24,994,592	16,450,561	37,950,711

Basic and diluted loss per share	(0.45)	(0.35)	(0.30)

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2004	2003	2002	2004
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(12,956,119)	(8,544,031)	(6,091,486)	(37,950,711)
Deduct non-cash items
Amortization	751,756	663,524	574,237	2,661,846
Non-cash compensation	2,668,570	996,707	32,718	3,697,995
Gain on sale of BCY LifeSciences Inc.	(34,185)	(264,453)	—	(298,638)
Cancellation of contingent payment obligation settled in common shares	150,000	—	—	150,000
Loss on sale of Transition Therapeutics Inc.	—	2,156,685	—	2,156,685
Foreign exchange loss	264,080	2,881	(598)	265,982
Future income tax recovery	—	—	(647,618)	(1,115,000)
Net changes in non-cash working capital	(69,065)	(489,051)	(1,122,953)	508,233

Cash used in operating activities	(9,224,963)	(5,477,738)	(7,255,700)	(29,923,608)

INVESTING ACTIVITIES
Intellectual property	(958,809)	(1,045,869)	(860,520)	(3,623,635)
Other capital assets	(15,230)	(50,729)	(191,694)	(526,202)
Purchase of short-term investments	(6,777,179)	(18,111,608)	—	(24,888,787)
Redemption of short-term investments	3,114,000	—	—	3,114,000
Investment in BCY LifeSciences Inc.	133,609	450,151	(127,123)	456,637
Investment in Transition Therapeutics Inc.	—	2,552,695	(20,352)	2,532,343

Cash used in investing activities	(4,503,609)	(16,205,360)	(1,199,689)	(22,935,644)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	8,121,296	700,882	34,000	11,582,281
Proceeds from private placements	6,223,763	9,844,700	1,769,877	22,741,983
Proceeds from public offerings	9,150,902	5,459,399	—	30,793,504

Cash provided by financing activities	23,495,961	16,004,981	1,803,877	65,267,768

Increase (decrease) in cash and cash equivalents during the period	9,767,389	(5,678,117)	(6,651,512)	12,408,516
Cash and cash equivalents, beginning of the period	2,641,127	8,319,244	14,970,756	—

Cash and cash equivalents, end of the period	12,408,516	2,641,127	8,319,244	12,408,516

Cash interest received	459,757	187,843	218,129

Cash taxes paid (net)	—	1,552	18,114

To view the Notes to the Company’s Financial Statements and Management’s Discussion and Analysis, please see the Company’s 2004 Annual Filings which will be on www.sedar.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells that are derived from many types of cancer including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that REOLYSIN® was well tolerated and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2005 and beyond, the Company’s planned expansion, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the ability of the technology to strengthen the core technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs and the Company’s planned expansion of such programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Doug Ball, CFO	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
info@oncolyticsbiotech.com	jlongo@equicomgroup.com	mail@investorrelationsgroup.com